ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com

October 21, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown

Re:	Nuveen Strategy Funds, Inc. (the “Registrant”);
File No. 333-176929

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-176929) relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen Moderate Allocation Fund (“Acquired Fund”) into Nuveen Strategy Balanced Allocation Fund (“Acquiring Fund”). The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and collectively as the “Funds.”

With respect to the Registrant’s initial Registration Statement filed on September 20, 2011, the staff of the Securities and Exchange Commission (“SEC”) provided comments by phone to the undersigned on October 14, 2011. Set forth below are the comments and the Registrant’s responses.

(1)	Comment: Please provide an analysis of which Fund should be considered the accounting survivor.

Response: The Registrant believes that the Acquiring Fund will be the accounting survivor. Attached hereto as Appendix A is a more detailed analysis.

(2)	Comment: With respect to the Funds’ investment objectives, please discuss in more detail the differences in the investment objectives of the Funds, including the differences in each Fund’s risk profile.

Response: The Registrant has added the requested disclosure.

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October 21, 2011

(3)	Comment: Please discuss whether the Acquired Fund’s higher portfolio turnover rate for its most recently completed fiscal year was due to the proposed Reorganization.

Response: For the information of the staff, the higher turnover rate was not due to the proposed Reorganization, but rather a result of portfolio manager changes and an increase in the number of underlying funds. During the most recently completed fiscal year, two portfolio managers joined the Acquired Fund’s portfolio management team and the universe of eligible affiliated underlying funds increased in connection with the FAF transaction. Portfolio turnover increased in the ordinary course of aligning the Fund’s portfolio with the new portfolio managers’ investment strategies. In addition, the Registrant has added disclosure reflecting that, because of the portfolio manager changes and the expanded universe of eligible affiliated underlying funds, the Acquired Fund will likely have material portfolio sales in the near future, regardless of whether the Reorganization is approved and completed.

(4)	Comment: Please confirm that the Board has no intention to terminate the expense limitation agreements referenced in footnotes 2 and 3 to the fee table before their termination date of October 31, 2012 and December 31, 2012, respectively.

Response: For the information of the staff, the Board has no intention of terminating either expense limitation agreement before its termination date.

(5)	Comment: In regards to the discussion comparing each Fund’s fundamental investment restrictions, with respect to the Acquiring Fund’s concentration policy, please address how the Fund analyzes and monitors the industry concentration of the underlying funds in which it invests.

Response: For the information of the staff, in accordance with the Acquiring Fund’s fundamental investment restriction that provides, in relevant part, that the Fund will concentrate its investments in other investment companies, but will not concentrate its investments in any particular industry, the Fund does not directly concentrate in a particular industry or group of industries. However, as a result of its investments in one or more other investment companies that in turn may concentrate their investments in one or more particular industries, the Fund may indirectly concentrate in a particular industry or group of industries. The Acquiring Fund does not deem this to be a violation of its restriction on industry concentration. Additionally, following completion of the Reorganization, for the combined Fund, the industry classification for portfolio holdings of affiliated

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October 21, 2011

underlying funds and unaffiliated underlying exchange-traded funds will be determined and combined to identify aggregate industry concentration.

(6)	Comment: In regards to the discussion comparing each Fund’s fundamental investment restrictions, with respect to the Acquired Fund’s concentration policy, please address how the Fund analyzes and monitors the industry concentration of the revenue bonds held by the Fund.

Response: For the information of the staff, the Acquired Fund does not directly invest in revenue bonds, nor does the Fund invest in underlying municipal bond funds. For this reason, the language has been removed, as there is no distinction in the application of the fundamental investment restrictions between the Acquiring Fund and the Acquired Fund. If the Acquired Fund were to invest in underlying funds that invest in revenue bonds, the Acquired Fund would look through to the industry of the project related to such revenue bonds.

(7)	Comment: With respect to the Acquired Fund, the performance disclosure only refers to “a broad measure of market performance,” but there are multiple indices shown in the Average Annual Total Returns table. Please clarify the performance disclosure.

Response: The Registrant has provided the requested disclosure.

(8)	Comment: Please provide disclosure regarding the length of time that John C. Simmons has served as portfolio manager for the Acquired Fund.

Response: The Registrant has included disclosure in response to the staff’s request that Mr. Simmons served as the Fund’s sole portfolio manager from June 2009 until May 2011 and ceased being a portfolio manager of the Fund in October 2011.

(9)	Comment: Please discuss whether or not the Board considered a Reorganization with a fund outside of the Nuveen Funds complex.

Response: The discussion of the considerations of the Board included in the Proxy Statement/Prospectus is based on the written record contained in the minutes. Based on the written record, the Board did not consider a reorganization with an unaffiliated fund complex. The proposed Reorganization was presented to the Board to address an overlap in open-end funds being offered by the fund complex. The Funds are substantially similar with the same portfolio managers. Accordingly, there is little reason for the fund complex to continue offering both

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October 21, 2011

Funds, and therefore the proposal was to consolidate the Funds to the benefit of shareholders.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray

Appendix A

NUVEEN HIGH INCOME BOND FUND—

SURVIVING FUND ANALYSIS

Nuveen Fund Advisors, Inc. (“Nuveen Fund Advisors” or the “Adviser”), Nuveen Strategy Balanced Allocation Fund (the “Acquiring Fund”) and Nuveen Moderate Allocation Fund (the “Acquired Fund” and collectively with the Acquiring Fund, the “Funds”) believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Funds for the reasons discussed below.1

Investment Advisers; Portfolio Management	Nuveen Fund Advisors has been the Adviser of the Acquired Fund since inception and the Acquiring Fund since January 1, 2011. Nuveen Asset Management, LLC (“Nuveen Asset Management”), an affiliate of Nuveen Fund Advisors, has served as subadviser to the Acquiring Fund since January 2011. Nuveen Investment Solutions, Inc., an affiliate of Nuveen Fund Advisors, has served as subadviser to the Acquired Fund since August 2008. The same portfolio management team currently manages both Funds and will continue to manage the combined fund’s investment portfolio in the same general manner in which it is currently managing the Acquiring Fund. One of the portfolio managers has managed the Acquiring Fund since October 1996; whereas, a different portfolio management team managed the Acquired Fund until May 2011. Accordingly, the Adviser believes that the historical performance of the Acquiring Fund is more indicative of the performance of the surviving fund.
Expense Structures and Expense Ratios	The expense structures of each Fund are similar. The expense structure of the combined fund will be the same as that of the Acquiring Fund. If the Reorganization is completed, Nuveen Fund Advisors has agreed to continue the expense cap currently in effect for the Acquiring Fund. The acquired fund fees and expenses are expected to be similar going forward, as each fund will be managed by the same team and has the same investable universe.
Investment Objective, Policies and Restrictions	Although both Funds have similar investment objectives, policies and restrictions, to the extent that there are any differences, the combined fund’s investment objective, policies and restrictions will be those of the Acquiring Fund.
Portfolio Composition	Because the surviving fund will operate under the investment objectives, policies and restrictions of the Acquiring Fund, and because of the continuity in portfolio managers, the Adviser

[1]

See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust (pub. avail. Aug. 5, 1994) (factors to determine survivor for performance purposes).

believes that the Acquiring Fund’s current portfolio is more representative of what the portfolio of the combined fund will be over time.
Asset Size	As of May 31, 2011, the Acquiring Fund had approximately $356 million in assets and the Acquired Fund had approximately $59 million in assets. The significantly larger size of the Acquiring Fund supports the use of the Acquiring Fund as the survivor for accounting and performance reporting purposes.

In terms of the structure of the transaction, the Acquired Fund will contribute all of its assets and liabilities to the Acquiring Fund in exchange for shares of the Acquiring Fund. The Acquired Fund will liquidate following the distribution of the Acquiring Fund shares to its shareholders. An analysis of the NAST Factors is consistent with this structure and result. Specifically, all five NAST Factors indicate that the surviving fund will more closely resemble the Acquiring Fund. In light of the supportive NAST Factors, the Adviser and the Funds believe that the surviving fund will more closely resemble the Acquiring Fund, and the Acquiring Fund is therefore the appropriate survivor of the reorganization.